

Mail Stop 3030

March 9, 2009

Via Facsimile and U.S. Mail

Mr. David A. Jonas
Chief Financial Officer
Rochester Medical Corporation
One Rochester Medical Drive
Stewartville, MN 55976

> **Re: Rochester Medical Corporation**
> **Form 10-K for the Year Ended September 30, 2008**
> **Filed December 12, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2009**
> **Form 8-K Dated February 2, 2009**
> **File No. 000-18933**

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1. Business

Extended Care Products, page 3

1.   Although we note from your disclosure on page 6 that the results of a clinical study
        concluded that nitrofurazone-impregnated catheters reduced the incidence of catheter-
        associated bacteriuria and funguria in a trauma setting, please disclose whether you have
        conducted trials or have data which shows the effectiveness of your nitrofurazone-
        impregnated catheters on an extended care basis. Please also disclose whether there are
        any user-associated risks from nitrofurazone-impregnated catheters such as developing
        resistant strains of bacteria or fostering the overgrowth of non-susceptible organisms.
        Please discuss in more detail how impregnating your catheter with this agent provides
        you with advantages or disadvantages as compared to similar products offered by your
        competitors.

Marketing and Sales, page 5

2.   We note your disclosure in Note 9 to your financial statements that two customers each
        accounted for more than 10% of your net sales in the fiscal years ended September 30,
        2008 and 2007. In your future filings, please disclose the name of any customer and its
        relationship, if any, with you or any of your subsidiaries if sales to the customer are made
        in an aggregate amount equal to 10 percent or more of your net sales and the loss of such
        customer would have a material adverse effect on you and your subsidiaries taken as a
        whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Overview, page 22

3.   We note from your disclosure that you break down your sales into two categories,
        "private label sales" and "branded sales," and within those categories you further classify
        your sales into the subcategories "base products" and "advanced products." We also note
        your disclosure that you are focusing your efforts on increasing the portion of your sales
        represented by branded sales. In your future filings, please expand your "Overview"
        disclosure to provide more discussion and analysis of how the increases or decreases in
        sales among the identified categories and subcategories affect your gross margins. For
        example, please clarify which of these categories and subcategories are considered higher
        or lower margin products and how the sales trends among these categories and
        subcategories are affecting your operating results and financial condition.

-Fiscal Year Ended September 30, 2008 Compared to Fiscal Year Ended September 30, 2007, page 27

4.   You disclose on page 28 that your effective tax rate was (320%) due to tax adjustments and credits known after the tax return filing. We further note on page 54 that you reconcile your statutory federal income tax rate to your effective federal income tax rate. With a view towards disclosure, please tell us and revise your future filings to disclose the nature of the material items that impacted your statutory federal income tax rate for fiscal 2008. For instance, please explain why you adjusted your statutory federal income tax rate by 109% related to rate adjustments on your deferred taxes and by 70% related to DPAD. Please also explain what tax adjustments and credits were known after your tax return filing that would impact your effective tax rate of (320%).

Item 7A. Quantitative and Qualitative Market Disclosures About Market Risk, page 34

5.   We note your disclosures related to your interest rate risk for cash and investments in marketable securities. We further note your disclosures related to your revenues being denominated in currencies other than the U.S. dollar. Please explain to us if you believe that fluctuations in interest rates related to your investment portfolio would materially impact your results of operations and if the fluctuations in foreign currency exchange rates related to your revenues being denominated in other currencies other than the U.S. dollar would materially impact your results of operations. If material, please revise your future filings to include quantitative disclosures in one of the three disclosure alternatives specified in Item 305(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 43

Note 2. Summary of Significant Accounting Policies, page 43

-Marketable Securities, page 43

6.   Please revise this note in future filings to include *all* of the disclosures outlined in paragraphs 19 and 20 of SFAS 115 related to your outstanding marketable securities portfolio as September 30, 2008 and 2007. In this regard, please note that the disclosures should be presented by each major security type as of each date for which a statement of financial position is presented.

-Goodwill and Other Intangible Assets, page 44

7.   With respect to your annual goodwill impairment evaluation, please revise future filings
        to address the following:

        • Disclose in more detail how you test the goodwill for impairment, including a
          description of the two-step impairment analysis required by SFAS 142.

        • Clearly disclose when you perform your annual impairment test. In this regard, we
          note your disclosure on page 25 that goodwill is tested for impairment "annually on
          the anniversary date of the acquisition." It appears that this policy is based on the fact
          that you have had only one acquisition resulting in goodwill, but it is not clear how
          any future business combinations could impact your annual impairment testing date.
          With a view towards more concise disclosure, revise future filings to state, if true,
          that you perform your goodwill impairment testing in June of each year.

-Revenue Recognition, page 45

8.   We note that you recognize revenue for non-group purchase organizations related sales
        upon shipment to the customer. We further note that you recognize revenue for group
        purchase organizations upon delivery to the customer. Please tell us and revise this note
        in future filings to clearly disclose how you meet the revenue recognition criteria outlined
        in SAB Topic 13 to recognize revenue upon shipment to your customers for non-group
        purchase organizations related sales or upon delivery to your customers for group
        purchase organizations related sales. Within your discussion, please provide a summary
        of the significant terms of the sales related to each of your non-group and group purchase
        organizations such as rights of returns, nature of consideration given, etc.

9.   Further to the above, we note on pages 3, 5, 9, and 12 that you contract with distributors
        in certain markets. Please revise this note in your future filings to explain the nature and
        significant terms of these arrangements with these distributors, including any post
        shipment obligations and acceptance provisions that may exist and how you account for
        such obligations. Within your discussion, please explain if you grant price concessions to
        your manufacturer representatives and if so, tell us how you account for price
        concessions.

10.   You state that you receive amounts for upfront license fees under multiple-element
        supply and distribution arrangements. Please revise future filings to describe the nature
        of any such arrangements existing at September 30, 2008.

Item 9A. Controls and Procedures, page 59

11.   We note your statement that your chief executive officer and your chief financial officer
        "have concluded that, as of the end of the period covered by this report, [your] disclosure

controls and procedures are adequately designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please clarify for us the conclusion reached by your certifying officers and revise this disclosure in future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

12. Further to the above, the language that appears after your conclusion appears superfluous since disclosure controls and procedures are defined in Rule 13a-15(e) of the Exchange Act. If you elect to continue to include language after your conclusion, revise in future filings to provide the entire two-part definition of disclosure controls and procedures included in Rule 13a-15(e) of the Exchange Act.

Item 11. Executive Compensation, page 60

13. We note from your discussion on pages 17 and 18 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

14. In your future filings, as applicable, please clearly explain how the percentage bonus earned by or paid to your named executive officers relate to the percentages at which the applicable goals were achieved. For example, in future filings, please explain how the achievement of goals at percentages of 95.1% and 23.7% resulted in the 26.72% bonus earned for your chief executive officer.

15. In your applicable future filings, in addition to listing the factors considered in determining the number of options to award to your named executive officers, please include a more detailed and specific discussion regarding how those factors relate to the number of options actually awarded to each named executive officer.

Form 10-Q for the Quarter Ended December 31, 2008

Item 1. Financial Statements, page 1

Notes to Condensed Consolidated Financial Statements, page 4

Note D. Marketable Securities, page 6

16.   We do not see where you have adopted SFAS 157 related to your financial assets and
        financial liabilities. Paragraph 36 of SFAS 157 requires that you should adopt this
        standard for financial assets and financial liabilities for fiscal years beginning after
        November 15, 2007, and interim periods within those fiscal years, which in your case
        would be on October 1, 2008. Please tell us and revise your future filings to provide the
        impact that the adoption of SFAS 157 had upon your consolidated financial statements.
        Within your explanation, please provide the disclosures outlined in paragraphs 32-35 of
        SFAS 157, as applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

17.   In light of the current market conditions and your significant investment portfolio at
        December 31, 2008, please expand your discussion and analysis in future filings to
        provide your investors with information necessary for an understanding of your financial
        condition related to these investments. Refer to Item 303(a) of Regulation S-K. For
        example, please identify the specific nature of your marketable securities, indicate what
        factors may affect the value of those securities, the sensitivity of the value of the
        securities to those factors, and disclose any material risks.

Form 8-K Filed on February 2, 2009

18.   We note your disclosures related to the change in your sales on a constant currency basis,
        which appears to be a non-GAAP measure. Please revise your future filings to provide a
        reconciliation of this non-GAAP measure to the most directly comparable GAAP
        measure. Refer to the guidance in Item 100(a)(2) of Regulation G.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief